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                                                                   Exhibit(a)(9)


                                                              Contact:
                                                              Marshall Ames
                                                              Investor Relations
                                                              Lennar Corporation
                                                              (305) 485-2092



                  LENNAR ACCEPTS TENDERED FORTRESS GROUP SHARES

         MIAMI, JULY 22, 2002 -- LENNAR CORPORATION (NYSE: LEN), one of the nation's largest homebuilders, announced today that a total of 2,231,215 shares of common stock of The Fortress Group, Inc. (NASDAQ: FRTG) were tendered in response to a tender offer by a wholly-owned subsidiary of Lennar, and that the subsidiary has accepted the tendered shares. The tender offer expired at 5:00 p.m., New York City time today.

         As a result of the tender offer, the Lennar subsidiary, FG Acquisition Corporation, owns 2,909,345 shares of Fortress common stock, which is approximately 93.2% of the outstanding common stock. It also holds all of Fortress' outstanding voting preferred stock, and owns, or has agreed to purchase, warrants to purchase an additional 5,937,500 shares of Fortress common stock.

         The tender offer was made pursuant to a Plan and Agreement of Merger among Fortress, Lennar and FG Acquisition, which was executed on June 17, 2002.

         As required by the Plan and Agreement of Merger, Lennar intends to cause FG Acquisition to be merged into Fortress in a transaction in which the remaining holders of Fortress common stock who did not tender their stock will receive the same $3.68 per share in cash as was paid in the tender offer, and Fortress will become a wholly-owned subsidiary of Lennar. Lennar expects the merger to take place on July 26 or July 29, 2002.

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         Lennar Corporation, founded in 1954, is headquartered in Miami,
Florida. The Company has homebuilding operations in 16 states and is one of the nation's leading builders of quality homes for all generations, building affordable, move-up and retirement homes. Under the Lennar Family of Builders banner, the Company includes the following brand names: Lennar Homes, U.S. Home, Greystone Homes, Village Builders, Renaissance Homes, Orrin Thompson Homes, Lundgren Bros., Winncrest Homes, Sunstar Communities, Don Galloway Homes, Patriot Homes, Rutenberg Homes and NuHome. The Company's active adult communities are primarily marketed under the Heritage and Greenbriar brand names. Lennar's Financial Services Division provides residential mortgage services, title and closing services, and its Strategic Technologies Division provides high-speed Internet access, cable television and alarm monitoring services for both Lennar homebuyers and other customers. Previous press releases may be obtained at www.lennar.com.


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         Some of the statements contained in this press release are
"forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which the statements anticipate. Factors which may affect the Company's results include, but are not limited to, changes in general economic conditions, the market for homes generally and in areas where the Company has developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, terrorist acts or other acts of war, environmental factors and government regulations affecting the Company's operations. See the Company's Annual Report on Form 10-K for the year ended November 30, 2001 for a further discussion of these and other risks and uncertainties applicable to the Company's business.

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